Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

16 February 2009

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 21 January 2009, 3 February 2009 and 4 February 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dw 3/25

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: New World Development Company Limited

Stock code: 0017 Date submitted: 21/1/2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary Shares

I.					
Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 31/12/2008	3,758,418,779				
(Note 3) Scrip dividend issued on 21/1/2009	94,439,797	2.51%	HK$5.84522	HK$7.53	-22.37%
Share repurchases	N/A	N/A			
Closing balance as at *(Note 8)* 21/1/2009	3,852,858,576				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
N/A	N/A	N/A	N/A	N/A	N/A
Total	N/A				N/A

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) N/A

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution N/A %

$$\frac{((a) \times 100)}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated N/A which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Leung Chi Kin
(Name)

Title: Secretary
(Director, Secretary or other duly authorised officer)

For Main Board and GEM listed issuers

HKEx 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/01/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 03/02/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : _____ Description : _____

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________	Description : ____________		
	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________	Description : ____________		
	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,758,418,779**	N/A	N/A	N/A
Increase/ (decrease) during the month	**94,439,797**	N/A	N/A	N/A
Balance at close of the month	**3,852,858,576**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	300,000	Nil	117,944,000
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil

(Preference shares) N/A

(Other class) N/A

For Main Board and GEM listed issuers

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency _____	Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____
2. Open offer	At price : State currency _____	Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____
3. Placing	At price : State currency _____	Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____
4. Bonus issue		Class of shares issuable _____ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	_____	_____

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency HKD	Class of shares issuable (Note 1) Ordinary Issue and allotment date : (dd/mm/yyyy) (21/01/2009) EGM approval date: (dd/mm/yyyy) (02/12/2008)	94,439,797	Nil
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ________ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
7. Redemption of shares		Class of shares redeemed *(Note 1)* ________ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	________	________

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares)	94,439,797	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	94,439,797
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code : 17)

New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 917)

CONNECTED TRANSACTION

ACQUISITION OF INTEREST IN HUNAN SUCCESS NEW CENTURY INVESTMENT COMPANY LIMITED

Acquisition of interest in Hunan Success

The respective boards of directors of NWD and NWC announced that on 4 February 2009, Silver World, an indirect wholly-owned subsidiary of NWC, entered into the Acquisition Agreement with Hainan Zhonghong whereby Silver World agreed to acquire an additional 5% equity interest in Hunan Success, an existing 90%-owned subsidiary of Silver World, from Hainan Zhonghong for a consideration of RMB94,000,000 (equivalent to approximately HK$106,818,182). Upon completion of the Acquisition, Hunan Success will be owned by Silver World and Hainan Zhonghong as to 95% and 5%, respectively.

Connected transaction for NWC

Hainan Zhonghong is a connected person of NWC by virtue of its being a substantial shareholder of certain subsidiaries of NWC. Accordingly, the entering into of the Acquisition Agreement constitutes a connected transaction for NWC under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement are more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

Connected transaction for NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Acquisition Agreement by Silver World also constitutes a connected transaction for NWD under the Listing Rules. As the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

ACQUISITION AGREEMENT DATED 4 FEBRUARY 2009

Parties:

(1) Hainan Zhonghong, as vendor

(2) Silver World, an indirect wholly-owned subsidiary of NWC, as purchaser

(3) Hunan Success

The Acquisition

Pursuant to the Acquisition Agreement, Silver World has agreed to acquire and Hainan Zhonghong has agreed to dispose of 5% equity interest in Hunan Success.

Completion

Completion will take place upon the issue of an approval certificate by the relevant regulatory authority in the PRC in respect of the Acquisition.

Hunan Success

Hunan Success is a company established under the laws of the PRC with paid-up registered capital of RMB336,000,000 (equivalent to approximately HK$381,818,182). At the date of the Acquisition Agreement, Hunan Success was owned by Silver World and Hainan Zhonghong as to 90% and 10%, respectively. Upon completion of the Acquisition, Hunan Success will be owned by Silver World and Hainan Zhonghong as to 95% and 5%, respectively.

Hunan Success is principally engaged in the development of the Property and a land improvement project on the Land. The Property comprises a residential/commercial composite development to be completed in 4 phases with a total gross floor area of approximately 1,111,600 sq.m., of which approximately 1,006,000 sq.m. is designated for residential use. Portion of Phase 1 of the Property was completed in June 2008 and the remaining portion of Phase 1 with gross floor area of approximately 191,360 sq.m. is currently under construction and scheduled to be completed in June 2009.

The audited net asset value attributable to 5% equity interest in Hunan Success as at 31 December 2008 was HK$71,849,621. The audited net loss before and after taxation and extraordinary item of Hunan Success for the year ended 30 June 2007 was HK$4,741,702. The audited net profit before and after taxation and extraordinary item of Hunan Success for the year ended 30 June 2008 was HK$49,793,319 and HK$29,488,779, respectively. The audited accounts of Hunan Success have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

Consideration and payment

The consideration payable by Silver World to Hainan Zhonghong for the Acquisition was RMB94,000,000 (equivalent to approximately HK$106,818,182). The consideration is payable in cash within 3 months after completion of the Acquisition Agreement.

The consideration was determined by reference to the unaudited net asset value of Hunan Success as at 30 September 2008, being HK$1,443,501,131, and the revaluation surplus (after income tax and land appreciation tax) arising from the revaluation carried out by an independent valuer of the Property and the contractual interest in the primary land development of the Land, being RMB501,288,098 (equivalent to approximately HK$569,645,566) and RMB198,579,545 (equivalent to approximately HK$225,658,574), respectively as at 31 October 2008. The consideration payable by Silver World under the Acquisition Agreement will be financed by the internal resources of NWC.

The original purchase cost of the 5% equity interest in Hunan Success to Hainan Zhonghong is RMB36,234,000 (equivalent to approximately HK$41,175,000).

INFORMATION RELATING TO NWD AND NWC

The core businesses of NWD and its subsidiaries include property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWC and its subsidiaries are principally engaged in property development, property related investment as well as rental and hotel operation in the PRC.

INFORMATION RELATING TO HAINAN ZHONGHONG

Hainan Zhonghong is principally engaged in the property development and investment business in the PRC.

REASONS FOR THE TRANSACTION

The Acquisition Agreement was negotiated between the parties on arm's length basis following an offer from Hainan Zhonghong to dispose of its holding of 5% equity interest in Hunan Success. The directors (including the independent non-executive directors) of NWD and NWC consider that the Acquisition will enable the group of NWC to consolidate control over Hunan Success and avoid any interest of Hunan Success being transferred to an outsider.

The directors (including the independent non-executive directors) of NWD and NWC consider that the Acquisition Agreement is on normal commercial terms and is fair and reasonable so far as their respective companies and shareholders are concerned and the Acquisition Agreement is in the interest of the respective shareholders of NWD and NWC as a whole.

CONNECTED TRANSACTION FOR NWC

Hainan Zhonghong is a connected person of NWC by virtue of its holding of 10% interest in Hunan Success and 30% interest in 新世界中泓地產有限公司 (New World Zhonghong Property Co., Ltd.*), an indirect 70% owned subsidiary of NWC. Accordingly, the entering into of the Acquisition Agreement constitutes a connected transaction for NWC under the Listing Rules. As the applicable ratios calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement are more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

CONNECTED TRANSACTION FOR NWD

As at the date of this announcement, NWD held approximately 70% attributable interests in the issued share capital of NWC, the entering into of the Acquisition Agreement by Silver World also constitutes a connected transaction for NWD under the Listing Rules. As the consideration ratio calculated pursuant to Rule 14.07 of the Listing Rules in respect of the Acquisition Agreement is more than 0.1% but less than 2.5%, the transaction contemplated under the Acquisition Agreement is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from independent shareholders' approval requirement under the Listing Rules.

TERMS USED IN THIS ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Acquisition"	acquisition by Silver World of 5% equity interest in Hunan Success from Hainan Zhonghong
"Acquisition Agreement"	an agreement dated 4 February 2009 entered into between Silver World, Hainan Zhonghong and Hunan Success relating to the Acquisition
"Hainan Zhonghong"	海南中泓投資有限公司 (Hainan Zhonghong Investments Company Limited*), a company incorporated in the PRC with limited liability, being the beneficial and registered owner of 10% equity interest in Hunan Success as at the date of the Acquisition Agreement
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hunan Success"	湖南成功新世紀投資有限公司 (Hunan Success New Century Investment Company Limited), a company incorporated in the PRC with limited liability

"Land"	the land located to the south of Laodong East Road, to the north of Ya Tang Chong Road/Zhi Road San, to the west of Wan Jia Li Road, to the east of Dong Er Huan, Changsha City, Hunan Province, the PRC with a net site area of approximately 666,670 square metres
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NWC"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 917)
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on The Stock Exchange of Hong Kong Limited (Stock Code : 17)
"PRC"	the People's Republic of China
"Property"	Changsha La Ville New World located in Yuhua District, Changsha City, Hunan Province, the PRC with a total gross floor area of approximately 1,111,600 sq.m. and car parking spaces of approximately 168,500 sq.m.
"RMB"	Renminbi, the lawful currency of the PRC
"Silver World"	Silver World H.K. Development Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of NWC
"sq.m."	square metres
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 4 February 2009

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWC comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

* for identification purposes only

For the purpose of this announcement, the translation of RMB into HK$ is based on the approximate exchange rate of RMB0.88=HK$1.00.

This announcement is published on the websites of NWD (www.nwd.com.hk), NWC (www.nwcl.com.hk) and The Stock Exchange of Hong Kong Limited (www.hkexnews.hk).